SCHEDULE 14A INFORMATION PROXY STATEMENT
PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed by Registrant [  ]

Filed by a Party other than the Registrant [X]


Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[  ] Definitive Proxy Statement

[  ] Definitive Additional Materials

[  ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec.
240.14a-12

WARWICK VALLEY TELEPHONE COMPANY, INC.
-----------------------------------------------------------
(Name of Registrant as Specified in its Charter)


Lawrence J. Goldstein, Santa Monica Partners L.P.,
SMP Asset Management, LLC
-----------------------------------------------------------
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant
Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

PRELIMINARY PROXY STATEMENT OF LAWRENCE J. GOLDSTEIN,
SANTA MONICA PARTNERS, LP AND  SMP ASSET MANAGEMENT, LLC,
STOCKHOLDERS OF WARWICK VALLEY TELEPHONE COMPANY, INC.
IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS (To be held on April 28, 2006)

I, Lawrence J. Goldstein, am deemed the beneficial owner of 130,889 shares of Warwick Valley Telephone Company, Inc.
(the "Company") and am sending this proxy statement and the enclosed GREEN proxy card to common stockholders of record as of March 13, 2006 (the ?Record Date?) of the Company. I am soliciting a proxy to vote your shares at the Annual Meeting of Shareholders of the Company (the ?Meeting?). Please refer to the Company?s proxy soliciting material for additional information concerning the Meeting and the matters to be considered by shareholders. This proxy statement and the enclosed GREEN proxy card are first being sent to common stockholders of the Company by mail on or about -----, 2006.



INTRODUCTION

I, Lawrence J. Goldstein, intend to nominate two persons for election as directors to the class of directors whose terms expire in 2007 (the ?Class of 2007?) at the Meeting. Therefore, I am soliciting a proxy to vote your shares FOR the election of my nominees.



How Proxies Will Be Voted

If you wish to vote FOR the election of my nominees, you may do so by completing and returning a GREEN proxy card. If you return a GREEN proxy card to me or to my agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted FOR the election of my nominees and FOR my proposals.
If you return a GREEN proxy card, you will be granting the proxy holder(s) discretionary authority to vote on any other matters that may come before the Meeting including matters relating to the conduct of the Meeting.

WARWICK'S MANAGEMENT HAS NOTIFIED ME THAT
IT WILL REFUSE TO ALLOW ME TO NOMINATE MY
CANDIDATES AND REFUSE TO COUNT VOTES CAST
FOR MY NOMINEES ON THE GROUNDS THAT I DID NOT
NOTIFY THEM OF MY NOMINATIONS BY NOVEMBER
2005.  THIS, OF COURSE, WOULD HAVE BEEN
IMPOSSIBLE TO DO, SINCE WARWICK FIRST
ANNOUNCED THAT IT WOULD HOLD ELECTIONS FOR
TWO SEATS FOR THE CLASS OF 2007 ON MARCH 24,
2006.  I HAVE SUED WARWICK AND ITS OFFICERS
WISNER BUCKBEE AND ZIGMUND NOWICKI, TO
COMPEL THEM TO RECOGNIZE MY NOMINEES AND
MY VOTES FOR THESE NOMINEES.  IF WE LOSE OUR
LAWSUIT, YOUR GREEN PROXY CARD VOTES WILL
NOT BE COUNTED.  IF THAT HAPPENS AND YOU STILL
WISH TO VOTE, YOU WILL NEED TO VOTE ON
MANAGEMENT?S PROXY CARD OR ATTEND THE
MEETING.



Voting Requirements

A quorum will exist for the election of Directors by the holders of record if a majority of the common shareholders are present at the Annual Meeting in person or by proxy. The nominees receiving the greatest number of votes cast by the common stockholders and the preferred stockholders voting as a group will be elected directors. Abstentions and broker non-votes are not treated as votes cast and thus will have no impact on either proposal.



Revocation of Proxies

You may revoke any proxy prior to its exercise by (i) delivering a written revocation of your proxy at the Meeting; (ii) executing and delivering a later dated proxy; or (iii) voting in person at the Meeting. (Attendance at the Meeting will not in and of itself revoke a proxy.) There is no limit on the number of times you may revoke your proxy prior to the Meeting. Only your latest dated proxy will be counted.



Information Concerning the Soliciting Shareholders

I, Lawrence J. Goldstein, the soliciting stockholder, am an investment manager. As of ----, 2006, I and my partners and various clients beneficially owned 134,489 shares of the Company, all of which have been purchased since -----. Of that total, Santa Monica Partners, L.P., a New York limited partnership, owns 114,689 shares, Santa Monica Partners II, L.P. owns 1,000 shares, Santa Monica Partners Opportunity Fund,
L.P. owns 5,000 and various clients for whom I have discretion own 13,800 shares. SMP Asset Management, LLC, a Delaware Limited Liability Company, is the General Partner of Santa Monica Partners, L.P. I, Lawrence J. Goldstein am the President and sole member and sole owner of SMP Asset Management, LLC.



PROPOSAL 1: ELECTION OF DIRECTORS

At the Meeting, I intend to nominate two individuals for election as directors to the Class of 2007. Each nominee has consented to being named in this proxy statement and to serve as a director if elected. I do not know of any material conflicts of interest that would prevent any of us from acting in the best interest of the Company. Please refer to the Company?s proxy soliciting material for additional information concerning the election of directors.

1. M. Lynn Pike (Age 58) BTC Broadband, 7956 S.90th E. Av.
Tulsa, Ok 74133
Mr. Pike has had a long and distinguished career in the telecom industry in executive managerial potions. He is currently President/Chief Executive Officer of BTC Broadband 9BTC, formerly Bixby Telephone Company. Mr. Pike joined BTC in December 2004 as General Manager/COO and was promoted to his present position in June 2006. BTC serves Bixby, OK, the fastest growing community in Oklahoma, providing state-of -the-art voice and data services.

Immediately prior thereto, Mr. Pike was previously the President/CEO and a member of Warwick Valley Telephone
Company's Board of Director positions he held from 2000 ?
2004.

With more than 35 years experience in various disciplines within the telecom industry, Mr. Pike previously has held the position of Vice President/COO for Geneseo Communications (Geneseo,
IL) and was Managing Director for United Telecom Investments in Budaors, Hungary, where he managed the design and construction of a new digital and fiber network to serve 50,000 new customers in 70 communities in Hungary. Mr. Pike has a BSBA from the University of Redlands, Redlands, CA. Mr. Pike owns 2,837.1189 shares of Warwick Valley Telephone Company common stock. His wife owns 101.9111 shares with regard to which Mr. Pike disclaims having beneficial ownership or dispositive power.

2. Peter Saulnier (Age 45) 555 Spring Valley Road Morristown,
NJ 07960.
Mr. Saulnier was Senior Vice President and Chief Financial Officer of Country Road Communications, LLC ("Country
Road") from 2000 to 2005. Since its formation in 2000, Country Road acquired and managed five ILECs in Maine, California, Massachusetts and West Virginia and started a CLEC and wholesale telecommunications business in Maine. Prior to joining Country Road, Mr. Saulnier was the founder and Managing Director of Harding Capital, LLC a financial advisory firm focused on emerging and middle market companies in technology, telecommunications, manufacturing and consumer products. From 1983 to 1999 Mr. Saulnier held positions in investment banking and mergers and acquisitions at several firms including Smith Barney, Bear Stearns and SG Cowen. Mr.
Saulnier has BA degree in Political Economy form Williams College and an MBA from Tuck School of Business at Dartmouth where he was elected an Edward Tuck Scholar. Mr. Saulnier owns 200 shares of Warwick Valley Telephone
Company.




THE SOLICITATION

Lawrence J. Goldstein, the soliciting shareholder, is making this solicitation. For the past 25 years Mr. Goldstein has been the President and founder of SMP Asset Management LLC and
Santa Monica Partners Asset Management LLC, the General
Partners of Santa Monica Partners, LP, Santa Monica Partners Opportunity Fund LP, and Santa Monica Partners II LP. These Investment Partnerships have a long-term value focus and are headed by professionals experienced in researching, analyzing and investing in opportunities in market segments generally overlooked or ignored by otherwise intelligent investors.

Previously, Mr. Goldstein was a First Vice President of Drexel Burnham Lambert and a general partner of its predecessor partnership, Burnham and Company, from 1959 through 1982.
He held a variety of positions, including securities analyst, director Investment Research Department, and founder and portfolio manager of the Burnham Fund mutual fund. Mr. Goldstein has a BS in Banking & Finance from New York University and an MBA from the University of Michigan. Mr. Goldstein is a director of Advanced Processing & Imaging and has had considerable Board experience having served as a Director of many small public companies including American Locker Group, Inc., FRMO Corp, Initio Inc., SBM Industries, Starstruck Ltd., et al. Mr. Goldstein may be deemed to be, the beneficial owner of 134,489 shares or 2.5% of Warwick Valley Telephone Company.

Persons affiliated with or employed by me or my affiliates may assist me in the solicitation of proxies. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed GREEN proxy card to the beneficial owners of common shares for whom they hold shares of record. I will reimburse these organizations for their reasonable out-of-pocket expenses.

Initially, I will bear all of the expenses related to this proxy solicitation. Because I believe that all shareholders will benefit from this solicitation, I intend to seek reimbursement of my expenses from the Company. Shareholders will not be asked to vote on the reimbursement of my solicitation expenses which I estimate will be $75,000, including the cost of litigation to enforce my right to nominate candidates for the Board of Director?s Class of 2007 and have shares votes for these candidates counted. There is no arrangement or understanding involving me or any of my affiliates relating to future employment by or any future transaction with the Company or any of its affiliates.

Shareholders are advised to read my proxy statement when it is available because it contains important information. Investors can get my proxy statement, when available and other relevant documents, for free at the Securities and Exchange
Commission's site (http://www.sec.gov). In order to ensure that each and every shareholder is given an equal opportunity to review my materials, I would be glad to mail hard copy documents to anyone without internet access. I can be reached directly at (914) 833-0875.


DATED: -----, 2006



PROXY CARD


Proxy Solicited in Opposition to the Board of Directors of Warwick Valley Telephone Company Inc. by Lawrence J.
Goldstein, Santa Monica Partners, LP and SMP Asset
Management, LLC for the Annual Meeting of Shareholders

The undersigned hereby appoint Lawrence J. Goldstein as the undersigned?s proxies, with full power of substitution, to attend the Annual Meeting of Shareholders of Warwick Valley
Telephone Company, Inc. (the ?Company?) on April 28, 2006,
(the ?Meeting?), and any previously adjourned or postponed Meeting, and to vote on all matters that come before the Meeting the number of shares that the undersigned would be entitled to vote if present in person, as specified below.

(INSTRUCTIONS: Mark votes by placing an ?x? in the appropriate [ ].)

ELECTION OF --- DIRECTORS

[  ] FOR M. LYNN PIKE
[  ] WITHHOLD AUTHORITY

[  ] FOR PETER SAULNIER
[  ] WITHHOLD AUTHORITY


Please sign and date below. Your shares will be voted as directed. If no direction is made, this proxy will be voted FOR the election of the nominees named above. The undersigned hereby acknowledges receipt of the proxy statement dated -----, 2006 of Lawrence J. Goldstein and revokes any proxy previously executed. (Important - Please be sure to enter date.)


SIGNATURE(S)___________________________________

Dated: _______________


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